FILE No. 82-5176

(Excerpt translation)

02 SEP 25 AM 9:56

02055012

June 12, 2002

To the Shareholders:

NOTICE OF THE 61ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Fuji Television Network

SUPPL

Dear Shareholders:

Please take notice that the 61st Ordinary General Meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal registered with the Company.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated

4-8, Daiba 2-chome, Minato-ku, Tokyo

dw 9/25

Description

1. Date and hour:

   June 27 (Thursday), 2002, 10:00 a.m.

2. Place:

   Hotel Nikko Tokyo, 1st Floor, Pegasus
   9-1, Daiba 1-chome, Minato-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 61st business year (from April 1, 2001 to March 31, 2002).

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 61st business year
Proposition No. 2:	Amendment to the Articles of Incorporation The summary of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.
Proposition No. 3:	Acquisition by the Company of its own shares The summary of the proposition is as set forth in the "INFORMATION RELATING TO VOTING" below.
Proposition No. 4:	Payment of condolence money to the late Statutory Auditor Eishiro Saito

- - - - -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2001 to March 31, 2002)

1. Outline of business activities:

(1) Development and results of business activities:

During the period under review, the Japanese economy suffered from the slow progress of deflation and growing financial insecurity, where large companies went bankrupt one after another. Unemployment reached record high, while capital investment decreased and private spending remainded sluggish. Thus, the economy was placed in an unforeseeable situation.

Under these circumstances, the advertising market for the first half of the period under review remained as favorable as that for the previous business year. However, due to the outbreak of the synchronized terrorist attacks in the United States and BSE (or mad cow disease) in Japan in September 2001, the market deteriorated significantly.

Consequently, the Company was plunged into an adverse business situation. However, the Company exerted corporate-wide business efforts to increase revenues from other businesses and develop new businesses. As a result, the Company registered net sales of ¥339,965 million (a 0.1% increase from the previous business year).

Broadcasting revenues for the first half of the period under review registered record high. However, in the second half, spot sales fell below those for the corresponding period of the previous business year. Consequently, broadcasting revenues for the whole business year amounted to ¥310,794 million (a 1.1% decrease from the previous business year).

With regard to the broadcasting revenues, the Company exerted efforts to maintain and expand network time sales by leveraging variety programs during "golden time" hours (7 p.m. to 10 p.m.) with improved audience ratings and much-loved dramas. Network time sales for the first half of the period under review increased, sustained by sales of big one-shot programs, including the "*Soccer Confederations Cup*", "*Disney Tokuban*" and "*Berlin Marathon*", in which Naoko Takahashi showed a spectacular performance.

In the second half of the business year, sales of one-shot programs, including the "*Professional Baseball Japan Series*" and special programs for the year-end and New Year holidays, came under severe pressure in the midst of drastic cuts in advertising budgets. However, the Company successfully secured sales of its regular programs and sales of the "*Salt Lake Winter Olympics*" in February 2002 made a contribution. Thus, network time sales both in the first and second halves of the business year registered record high and sales for the whole year amounted to ¥132,489 million (a 1.0% increase from the previous year).

In local time sales, the Company made efforts to develop new sponsors for popular

programs, such as "*Mezamashi TV*", among other things. The Company tried to maintain sales of mini programs and also increase sales by offering one-shot programs each for one sponsor. However, the Company came under severe pressure in sales of afternoon and 7-8 p.m. programs. As a result, local time sales for the whole business year amounted to ¥24,345 million (a 5.4% decrease from the previous business year).

In spot sales, the Company tried to maintain prices against the background of the recovering trend in the auto-related industry, among other things. Thus, sales for the first half of the business year registered record high. However, in the second half, the whole food industries were adversely affected by the BSE problem and ads of the communications-related industries and Net-related industries, which were in good shape in the previous business year, declined substantially. The Company made steady marketing efforts to acquire small ads. However, impacted by a big wave of the contracting market, spot sales for the whole business year amounted to ¥125,646 million (a 4.9% decrease from the previous business year).

Other revenues from the broadcasting business, including program sales, amounted to ¥28,312 million (a 12.8% increase from the previous business year), due to a substantial increase in revenues from CS (communication satellite) broadcasting subscription fees and an increase of programs provided to BS FUJI INC.

As to revenues from other businesses, major events, such as a super-circus "*SALTIMBANCO 2000*", which was exhibited nationwide to drop the curtain in Yokohama in November 2001 since October 2000, and "*The Museum of Modern Art, New York, MoMA Exhibition*" proved successful. Thus, revenues from other businesses amounted to ¥29,171 million (a 14.2% increase from the previous business year).

As to operating expenses, the Company endeavored to curtail costs based on a priority principle. The Company, while exerting efforts to manage its budget more efficiently, placed top priority on securing its production system to produce "strong content" to be a winner in the digital multi-media era. As a result, operating income and recurring profit amounted to ¥42,014 million (an 18.0% decrease from the previous business year) and ¥43,626 million (a 17.5% decrease), respectively. Additionally, as the Company accounted for evaluation losses of stocks as special losses, net income amounted to ¥18,575 million (a 5.4% decrease from the previous business year).

As to its corporate organization, in June 2001, the Company inaugurated a new system under which the Company achieved rejuvenation of management to be able to manage with flexibility, valor and agility in preparation for a new broadcasting era. Within its Programming and Production Department, the Company established a "Production Center" under the nickname of "Dream Maker" to strengthen its system to produce attractive programs more functionally with its corporate-wide ideas and combinations.

Since the turn of the year, with its corporate slogan for 2002 "Go for No.1", all management and employees of the Company, with geniality and tenderness, have incessantly strived to remain the top revenue gainer among private broadcasters in Japan and No.1 in "brand image" polls and become No.1 in viewer ratings.

The Company regards the paying out of profits to its shareholders as one of the management's primary objectives. Based on this attitude, management proposes to pay a year-end ordinary dividend of ¥450 per share and a special dividend of ¥850 per share to show its appreciation for the continuous support of the shareholders, which will total ¥1,750 per share annually together with an interim dividend of ¥450.

(2) Broadcasting activities:

The Company at all times bears in mind that it will keep track of changes in the world and provide interesting topics and has continued to produce programs and send out information half step ahead of the times.

In its drama programming, the Company with an abundance of lineup, which has been dubbed the "Drama Kingdom Fuji TV", beat down other broadcasters. Serial dramas, such as "*Love Revolution*", "*Kyukyu Byoto 24-ji*", "*Antique ~ Seiyo Kotto Yogashi-ten*", "*Hito ni Yasashiku*", "*Long Love Letter ~ Hyoryu Kyoshitsu*" and "*Koi no Chikara*" (the last three of which started in January 2002), gained both high topicality and viewer ratings.

In its one-shot dramas, "*Platonic Sex*", dramatized for theater and TV from a runaway best-seller of Ai Iijima, and "*Chushingura 1/47*", aired at the end of the year as a new *samurai* drama featuring Takuya Kimura, were big hits, which attained viewer ratings of over 20%.

In its variety programming, "*SMAP X SMAP*" continued to earn high-rating support from its viewers and maintain favorable ratings. Such programs as "*Beauty Coliseum*" and "*The Judge! ~ Tokusuru Horitsu File*", which started during the business year under review, both earned high-rating support from the start with viewer ratings of 15% or more and became one of Fuji TV's main programs, together with its "*Quiz $ Millionaire*".

"*Warau Inu no Hakken*", a Sunday program, gained higher popularity upon the renewal thereof and has grown as a precious program as income earner through sales of goods, together with its "*Ainori*".

In its information providing programming, "*Mezamashi TV*", which started airing 30 minutes earlier than before in January 2002 and further enriched its content with airtime of two hours and 35 minutes, has established itself as the main early morning program of the Company. "*Toku-Dane*!", aired after the program, also remained popular as its main morning program and earned high-rating support, together with its "*EZ! TV*", a Sunday night information program, and "*Hakkutsu! Aru Aru Daijiten*", a program presenting a variety of information and novel analyses.

In its news programming, one world-shaking event after another occurred. The outbreak of the synchronized terrorist attacks in the United States, which were regarded to be the first and worst incidents in the new century, was followed by the Afghan warfare, anthrax, the BSE problem in Japan and a series of political scandals. Through its regular programs, such as "*FNN Super News*", "*FNN Speak*" and "*News JAPAN*", as well as by setting up

impromptu special programs, the Company endeavored to carry accurate coverage. As to the birth of Royal Princess Aiko, long-waited bright news to the people, the Company aired a special news program with the concerted efforts of FNN. *"Hodo 2001"*, with timely coverage of politics and economy with a variety of guests, has established itself as a Sunday morning news program.

In its sports programming, the Company earned high viewer ratings for the airing of the *"Confederations Cup"* in May and June 2001, a prelude to the World Cup soccer games. The *"Berlin Marathon"*, in which Naoko Takahashi broke the world record, excited the nation and earned the viewer rating of 36.4%. As to its regular programs, the Company has reformed its *"Pro Yakyu News"* to a *"Kando Factory Sporto!"*, which provides update information on its renewed content every day. As to live coverage, the Company timely aired a variety of sports, covering pro baseball games, as well as soccer games, *"K-1 Grand Prix"*, *"PRIDE"* and other full-contact sporting events, *"F1 Grand Prix"* and other motor sports, horse races and volleyball games. As to the Salt Lake Winter Olympics, the Company successfully aired nationwide in midnight the scene where Tae Satoya, an employee of the Company, won a bronze medal.

In the area of satellite broadcasting, the Company has taken the initiative in the industry to make serious inroads into pay broadcasting business. The number of subscribers for "Fuji TV 721" and "Fuji TV 739", which started operations in July 1998, increased steadily to exceed 1,000,000.

(3) Other activities:

In its filmmaking business, *"Minna no Ie"* directed by Koki Mitani was a smash hit during the first half of the business year under review. Also, *"Taiga no Itteki"* and *"Water Boys"* won great popularity.

In the second half, *"Platonic Sex"*, *"Reisei to Jonetsu no Aida"*, *"Seoul"* and *"Toei Animation Fair"* were released. *"Reisei to Jonetsu no Aida"* was a smash hit with box-office revenues of nearly ¥3,000 million. With regard to an epic *"The Lord of the Rings"* released in March 2002 which won four Oscar awards, the Company purchased all rights in Japan jointly with other companies and the film is expected to become a major income earner for the next business year.

In its video business, sales increased steadily as the Company had an abundance of hit programs and DVD videos became widespread. In the video software market, sales of DVD videos outreached those of VCR videos for the first time in the business year under review. Sales of DVD videos of the works, such as *"Tokyo Love Story"*, *"101-kaime no Propozu"*, *"Long Vacation"* and *"Kita no Kuni kara"*, which were previously made in VCR versions, increased substantially. Additionally, videos of the smash hits, such as *"HERO"*, *"Kyukyu Byoto 24-ji"*, *"Tobu Video"* and *"TV's HIGH"* were launched and enjoyed popularity.

With regard to character goods originating from the programs, products related to *"Warau Inu"*, *"Ainori"*and *"Mezamahi TV"* enjoyed solid sales. The Company has extended the network of Fuji TV shops nationwide, including those in the head office building, Tokyo

Station and Haneda Airport.

The cell phone content business, especially for "i-mode" users, grew steadily. The accumulated number of subscribers for the Company's cell phone content site exceeded 2,500,000.

In its event promotion business, the Company gave full scope to its higher ability to produce events than any other broadcasting station and excited and impressed many people in every category. A super-circus "*SALTIMBANCO 2000*", which was exhibited nationwide to drop the curtain in Yokohama in November 2001 since October 2000, registered a cumulative audience of 1,240,000. "*The Museum of Modern Art, New York, MoMA Exhibition*", which was exhibited in the Ueno Royal Museum every day from October 6, 2001 through February 3, 2002, recorded over 500,000 visitors. The Company also presented its annual events in the vicinity of its head office building; "*O-Daiba Dotto Komu!* (o-daiba.com)" in summer and "*Love 2001 Fuyu-n-ppa!*" in winter. The O-Daiba area bustled with many visitors. A musical "*Jekyll and Hyde*" was highly acclaimed for its high quality stage play. "*FOSSE*", called from Broadway NY, proved a real thing.

(4) Capital investment and fund raising:

Capital investment during the business year under review totaled ¥3,944 million, which was spent principally to update 110° CS broadcasting facilities, Tokyo Tower transmission facilities and satellite broadcasting vehicles. The requisite capital was all covered by the Company's own fund.

(5) Future challenges:

Broadcasting in general has improved in quality due to digitalization. The broadcasting industry has heralded an era of multi channels and multimedia and the provision of services in collaboration with other industries. Under these circumstances, the broadcasting industry is expected to carry out reforms while it is faced with new competition from different competitors on different levels.

In this situation, the Company will go into a high gear to install technological facilities for transmission in preparation for digitalization in 2003 of terrestrial broadcasting, which is expected to remain the Company's main profit-earning business. The Company will also focus on the change of the frequencies of analogue broadcasting at its network companies and activities to publicize the same. Simultaneously, the Company is improving production facilities for high-definition broadcasting and has established an investigative committee to prepare for the provision of new services, such as data broadcasting and the receipt of transmissions from cell phones. With regard to satellite broadcasting business, to follow BS digital broadcasting that commenced operations in December 2000, the Company will commence to provide programs to CS digital broadcasting that utilizes the same satellite fixed at 110 degrees east longitude in July 2002. With regard to the rapid prevalence of broadband telecommunications, the Company intends to carefully assess the progress and implement steady and various measures.

The Company and its group companies (the "Group") intend to establish a software factory "Digital Content Factory" to create attractive content. The content produced in the factory will further strengthen each of the media within the Group, including broadcasting and create the strongest "Media Complex", whereby the Company aims to become a leading company in the information media industry. With such strategy, the Company will constrain costs precisely and pour management resources efficiently to diversify its revenue channels and secure growth, whereby maximizing its market value.

However advanced technologies become and however varied media become, the public missions of TV as key media and mass communications shall not change. The Company, while being more aware of the commitments of key broadcasters to the development of people's life and culture and the swift and accurate provision of information than ever before and paying attention to the ethics and responsibilities of broadcasting, will continue its efforts to produce programs to meet audience expectations.

6. Changes in results of business activities and assets:

Item	58th business year April 1, 1998 - Mar. 31, 1999	59th business year April 1, 1999 - Mar. 31, 2000	60th business year April 1, 2000 - Mar. 31, 2001	61st business year (current year) April 1, 2001 - Mar. 31, 2002
Operating revenues (million yen)	305,193	313,505	339,644	399,965
Operating income (million yen)	25,755	33,413	51,218	42,014
Recurring profit (million yen)	27,308	34,486	52,853	43,626
Net income (million yen)	14,723	22,099	19,645	18,575
Net income per share (yen)	13,705.06	20,571.05	18,286.34	17,368.80
Total assets (million yen)	378,948	397,354	434,067	430,171
Net assets (million yen)	285,673	313,492	345,990	353,299
Net assets per share (yen)	265,914.49	291,809.72	322,059.87	330,350.54

Note 1. Net income per share is calculated based on the average of the total number of issued shares during each business year.

Note 2. Treasury stock is treated as an item of deduction from Shareholders' Equity, effective in the 61st business year. Net assets per share and net income per share are calculated based on the total number of issued shares with the deduction of shares of treasury stock.

II. Outline of the Company (as of March 31, 2002)

1. Major businesses:

Television and other general broadcasting business pursuant to the Broadcasting Law of Japan;

Production and sale of broadcasting programs, recorded and videotaped materials and movies;

Issue and sale of publications; and

Music, art and other cultural enterprises and sporting event promotion.

2. State of shares:

(1) Total number of shares authorized to be issued by the Company: 3,000,000 shares

(2) Total number of issued shares: 1,074,304.20 shares

(3) Number of shareholders: 44,166 persons

(4) Principal shareholders:

Name	Shares in the Company held by them		Shares in them held by the Company	
	Shares	shareholding ratio (%)	Shares	shareholding ratio (%)
Nippon Broadcasting System, Inc.	366,600.00	34.12	-	-
Toho Co., Ltd.	73,362.50	6.83	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	39,202.00	3.65	-	-
Nippon Cultural Broadcasting, Inc.	38,960.40	3.63	-	-
The Mitsubishi Trust and Banking Corporation (Trust Account)	29,041.00	2.70	-	-
The Chase Manhattan Bank NA London SL Omnibus Account (Standing proxy; The Fuji Bank, Limited, Fuji Kabuto Custody & Proxy)	27,734.00	2.58	-	-
State Street Bank and Trust Company (Standing proxy; The Fuji Bank, Limited, Fuji Kabuto Custody & Proxy)	21,431.00	1.99	-	-
Boston Safe Deposit BSDT Treaty Clients Omnibus (Standing proxy; The Bank of Tokyo-Mitsubishi, Ltd., Custody Services Division)	20,098.00	1.87	-	-
UFJ Trust Bank Limited (Trust Account A)	14,876.00	1.38	-	-
Shochiku Co., Ltd.	12,304.20	1.15	-	-

3. State of employees:

Classification	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	1,041	- 1	40.5	16.4
Female	309	+ 5	36.8	14.0
Total or Average	1,350	+ 4	39.7	15.8

4. State of business affiliations:

(1) State of major subsidiaries:

Name	Capital stock	Shareholding ratio (%)	Principal business
Fujisankei Living Services, Inc.	¥2,000 million	62.0	Mail order business
Fuji Creative Corporation	¥480 million	100.0	Planning, production and sale of broadcasting programs
Fujimic Inc.	¥300 million	100.0	Information service business
Kyodo Television, Limited	¥150 million	54.4	Planning, production, technology and intermission of broadcasting programs
Fuji Art, Inc.	¥30 million	100.0	Planning and management of art and decoration for broadcasting and events

(2) Development and results of business combinations during the business year:

The Company has 21 consolidated subsidiaries, including the above five major subsidiaries and 14 companies subject to the equity method during the business year under review. The following is a summary of consolidated financial statements:

	60th business year April 1, 2000 - Mar. 31, 2001	61st business year (current year) April 1, 2001 - Mar. 31, 2002	Increase or decrease
Consolidated operating revenues	¥439,838 million	¥436,902 million	99.3%
Consolidated net income	¥17,601 million	¥17,303 million	98.3%
Net income per share on a consolidated basis	¥16,444.72	¥16,179.45	(-) ¥265.27

(Note) Net income per share on a consolidated basis is calculated based on the average of the total number of issued shares during each business year.

5. Principal lenders:

Nothing of significance to be reported.

6. Acquisition, disposition or holding of the Company's own shares: (translation omitted)

7. Principal offices: (translation omitted)

8. Directors and Statutory Auditors:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koichi Murakami
Senior Executive Managing Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Yuji Itoyama
Executive Managing Director:	Hiroshi Oto
Executive Managing Director:	Yuji Akuzawa
Executive Managing Director:	Masao Sakai
Executive Managing Director:	Chihiro Amano
Executive Managing Director:	Tsuguya Takeuchi
Executive Managing Director:	Keiji Namihisa
Executive Managing Director:	Masaki Miyauchi
Director:	Shuji Kanoh
Director:	Koh Toyoda
Director and Adviser:	Kiyoshi Onoe
Director and Adviser:	Shigeaki Hazama
Director:	Michiyasu Kawauchi
Director:	Akinobu Kamebuchi

Director:	Bunzo Shirakawa
Director:	Hajime Shigemura
Director:	Isao Matsuoka
Director:	Shigeki Sato
Director:	Nobushige Wakamatsu
Director:	Nobuo Makihata
Director:	Takafumi Beppu
Full-time Statutory Auditor:	Syunichiro Kondo
Full-time Statutory Auditor:	Nobuchika Kinoshita
Full-time Statutory Auditor:	Syozo Kokaji
Statutory Auditor:	Eishiro Saito
Statutory Auditor:	Rokuro Ishikawa

9. Important fact concerning the state of the Company which occurred after the date of the settlement of accounts:

Nothing of significance to be reported.

BALANCE SHEET
(As of March 31, 2002)

ASSETS (million yen)

Current assets:	171,821
Cash on hand and in banks receivable	8,265
Trade notes receivable	46,423
Trade accounts receivable	33,723
Marketable securities	44,499
Programs and other products	24,063
Supplies	68
Advance	3,907
Prepaid expenses	548
Deferred tax assets	3,460
Other current assets	7,063
Allowance for doubtful accounts	(202)
Fixed assets:	258,349
Tangible fixed assets:	128,623
Buildings	102,472
Structures	732
Machinery and equipment	6,088
Aircraft	57
Motor vehicles	111
Tools, furniture and fixtures	2,964
Land	15,347
Construction in progress	849
Intangible fixed assets:	19,071
Leasehold rights	14,393
Software	4,210
Other intangible fixed assets	467
Investments and other assets:	110,654
Investment securities	86,147
Investment in subsidiaries' stock	10,032
Long-term prepaid expenses	187
Deferred tax assets	8,167
Payment in leveraged lease	322
Other investments and other assets	6,583
Allowance for doubtful accounts	(786)
TOTAL ASSETS	430,171

LIABILITIES

Current liabilities:	58,282
Trade notes payable	9,144
Trade accounts payable	20,724
Other accounts payable	7,612
Accrued expenses	5,632
Accrued corporate income taxes, etc.	6,919
Accrued consumption taxes, etc.	1,129
Advance received	1,595
Deposit received	1,371
Reserve for returned goods	46
Employees' deposit	3,440
Other current liabilities	667
Long-term liabilities:	18,589
Reserve for employee retirement benefits	15,749
Reserve for officers' retirement gratuities	1,188
Burden charge on leveraged lease	1,030
Other long-term liabilities	620
TOTAL LIABILITIES	76,871

SHAREHOLDERS' EQUITY

Capital:	59,764
Common stock	59,764
Legal reserves:	91,613
Additional paid-in capital	87,228
Earned surplus reserve	4,385
Retained earnings:	196,554
Voluntary reserve	176,300
Reserve for digital broadcasting	10,000
General reserve	166,300
Unappropriated retained earnings for the year	20,254
(Net income for the year	(18,575)
Revaluation difference:	11,228
Revaluation difference of other marketable securities	11,228
Treasury stock:	(5,862)
TOTAL SHAREHOLDERS' EQUITY	353,299
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	430,171

STATEMENT OF INCOME

(For the period from April 1, 2001 to March 31, 2002)

Recurring profit and expenses		(million yen)
Operating income and expenses:		
Operating income		
Net sales		339,965
Operating expenses		
Cost of sales	207,088	
Selling, general and administrative expenses	90,863	297,951
Operating income		**42,014**
Non-operating income and expenses:		
Non-operating income		
Interest and dividends income	746	
Other income	2,704	3,450
Non-operating expenses		
Interest and discounts expenses	161	
Other expenses	1,676	1,838
Recurring profit		**43,626**
Special gains and losses		
Special gains:		
Gain on sale of fixed assets	34	
Gain on leveraged lease	1,950	
Gain on sale of investment securities	8	
Gain on transfer from allowance for doubtful receivable	112	2,106
Special losses:		
Loss on sale of fixed assets	469	
Loss on disposition of fixed assets	230	
Valuation loss of memberships, etc.	82	
Valuation loss of investment securities	8,804	
Appropriation of the difference upon restatement of the accounts for employee retirement benefits	2,841	
Valuation loss of equity holding	34	
Transfer to allowance for doubtful accounts of membership deposits	220	12,683
Income before tax for the year		**33,049**
Corporate income, inhabitant and enterprise taxes	18,473	
Adjustment to corporate income taxes, etc.	(3,999)	14,473
Net income for the year		**18,575**
Unappropriated retained earnings brought forward from the previous year		2,160
Interim dividends		481
Unappropriated retained earnings for the year		**20,254**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	20,254,560,177
To be appropriated as follows:	
Cash dividend	1,390,309,310
Ordinary dividend: ¥450 per share	
Special dividend: ¥850 per share	
Officers' bonuses	164,000,000
(Statutory Auditors' bonuses)	(18,000,000)
General reserve	16,500,000,000
Retained earnings carried forward	2,200,250,867

Note: As of December 10, 2001, ¥481,260,915 was paid as interim dividends (¥450 per share).

Copy of Account Auditors' Audit Report

AUDIT REPORT

May 13, 2002

Mr. Koichi Murakami
President and Representative Director
Fuji Television Network, Incorporated

Shin Nihon & Co.

By Tomohiro Niizato (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Tsunetoshi Harada (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan, we, the oversigned auditing firm, audited the balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 61st business year of Fuji Television Network, Incorporated (the "Company") covering the period from April 1, 2001 to March 31, 2002. The portion of the business report and the accompanying detailed statements relating to accounting subject to this audit consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books.

In making such audit, we complied with generally accepted fair and reasonable auditing standards and followed such auditing procedures as should normally be followed. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances

and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

INFORMATION RELATING TO VOTING

1. Total number of voting rights of all the shareholders:

   1,067,781 rights

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 61st business year

The proposed appropriation of retained earnings is as set forth in the attached document.

With regard to year-end dividends for the business year under review, management proposes to pay an ordinary dividend of ¥450 and a special dividend of ¥850 (which is the same for the previous business year), totaling ¥1,300 per share (or an annual dividend of ¥1,750 per share including an interim dividend of ¥450) as the Company posted record sales.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

   (1) With the enforcement of the "Law to Amend Part of the Commercial Code, Etc." of Japan (2001 Law No. 79) effective October 1, 2001, the system of par value shares was repealed, the system of fractional shares was revised and the "Law Concerning Special Exceptions to the Commercial Code Relating to the Procedures of Cancellation of Shares" was repealed, among other things. Consequently, management hereby proposes to delete Article 6 (Par value of each par value share and non-issuance of certificates for fractional shares), Article 7 (Rights of holders of fractional shares), Article 13 (Acquisition of the Company's own shares by resolution of the Board of Directors) and Supplementary Provision (Effect of paragraph 2 of Article 13) of the existing Articles of Incorporation and make required amendment to Article 16 (Method of adopting resolutions), Article 20 (Election) and Article 31 (Election) of the existing Articles of Incorporation.

   (2) Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, Etc." of Japan (2001 Law No. 128) effective April 1, 2002, management hereby proposes to delete Article 42 (Time of conversion of convertible bonds and dividends) of the existing Articles of Incorporation and make required amendment to Article 8 (Restrictions on entries of foreigners, etc. in the register of shareholders), Article 10 (Share Handling Regulations), Article 12 (Closing of the register of shareholders and record date), Article 14 (Time of convocation and voting rights), Article 40 (Dividends) and Article 41 (Interim dividends) of the existing Articles of Incorporation as the Commercial Code,

as amended, requires statements to "appear or be recorded" in the register of shareholders, etc.

(3) Additionally, in accordance with the amendment to and deletion of the provisions as proposed herein, management proposes to change the numbering of the Articles.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment
(Par value of each par value share and non-issuance of certificates for fractional shares) Article 6. The par value of each par value share to be issued by the Company shall be five thousand yen (¥5,000). 2. No certificates for fractional shares shall be issued.	(To be deleted)
(Rights of holders of fractional shares) Article 7. Holders of fractional shares shall have the right to receive dividends and interim dividends. 2. In addition to the foregoing paragraph, in the event that any of the following rights are to be granted to shareholders (including beneficial shareholders; the same applies hereinafter) in accordance with the resolution of the Board of Directors, such right(s) shall also be granted to holders of fractional shares: (1) Right of subscription for new shares; (2) Right of subscription for convertible bonds; and	(To be deleted)

(3) Right of subscription for bonds with warrants.	
(Restrictions on entries of foreigners, etc. in the register of shareholders)	(Restrictions on entries or records of foreigners, etc. in the register of shareholders)
Article 8. In the event that the any of the persons listed below makes a request for the entry of his/her/its name and address in the register of shareholders and the total number of voting rights of the persons listed below would amount to one-fifth (1/5) or more of the Company's aggregate voting rights if such request were accepted, the Company shall turn down the request:	Article 6. In the event that the any of the persons listed below makes a request for the entry or record of his/her/its name and address in the register of shareholders and the total number of voting rights of the persons listed below would amount to one-fifth (1/5) or more of the Company's aggregate voting rights if such request were accepted, the Company shall turn down the request:
(1) Persons of non-Japanese nationality;	(1) Persons of non-Japanese nationality;
(2) Foreign governments and representatives thereof; and	(2) Foreign governments and representatives thereof; and
(3) Foreign corporations and organizations.	(3) Foreign corporations and organizations.
Article 9. (Description omitted)	Article 7. (Same as existing)
(Share Handling Regulations)	(Share Handling Regulations)
Article 10. The registration of a transfer of shares of the Company, the entries in the register of fractional shares, the registration of a pledge or cancellation thereof, the indication of trust property or cancellation thereof, the reissue of share certificates, the purchase of fractional shares and other proceedings concerning shares, and the fees therefor shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.	Article 8. The registration of a transfer of shares of the Company, the entries or records in the register of fractional shares, the registration of a pledge or cancellation thereof, the indication of trust property or cancellation thereof, the reissue of share certificates, the purchase of fractional shares and other proceedings concerning shares, and the fees therefor shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.
Article 11. (Description omitted)	Article 9. (Same as existing)

(Closing of the register of shareholders and record date)	(Closing of the register of shareholders and record date)
Article 12. The Company shall suspend any alteration of entries in the register of shareholders from April 1 to April 30 of each year.	Article 10. The Company shall suspend any alteration of entries or records in the register of shareholders from April 1 to April 30 of each year.
2. In addition to the foregoing paragraph, the Company may, by resolution of the Board of Directors, suspend any alteration of entries in the register of shareholders temporarily for a specified period or fix a record date from time to time as the necessity arises, upon prior public notice.	2. In addition to the foregoing paragraph, the Company may, by resolution of the Board of Directors, suspend any alteration of entries or records in the register of shareholders temporarily for a specified period or fix a record date from time to time as the necessity arises, upon prior public notice.
(Acquisition of the Company's own shares by resolution of the Board of Directors)	(To be deleted)
Article 13. From June 26, 1998, the Company may, by resolution of the Board of Directors, purchase its own shares, not exceeding one hundred thousand (100,000) shares, for the purpose of cancellation thereof by appropriation of profit.	
2. In addition to the foregoing paragraph, from June 26, 1998, the Company may, by resolution of the Board of Directors, purchase its own shares, not exceeding one hundred and twenty thousand (120,000) shares, for the aggregate acquisition price not exceeding seventy billion yen (¥70,000,000,000), for the purpose of cancellation thereof by appropriation of capital reserve.	
(Time of convocation and voting rights)	(Time of convocation and voting rights)
Article 14. The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the day next following the date of closing of accounts of each business year and an extraordinary	Article 11. (Same as existing)

General Meeting of Shareholders shall be convened from time to time as the necessity arises.	
2. The shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders shall be the shareholders having voting rights appearing in the final register of shareholders and the final register of beneficial shareholders as of the date of closing of accounts of each year.	2. The shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders shall be the shareholders having voting rights appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of the date of closing of accounts of each year.
Article 15. (Description omitted)	Article 12. (Same as existing)
(Method of adopting resolutions)	(Method of adopting resolutions)
Article 16. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.	Article 13. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders (including the beneficial shareholders; the same applies hereinafter) present.
Articles 17 - 19 (Description omitted)	Articles 14 - 16 (Same as existing)
(Election)	(Election)
Article 20. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders having not less than one-third (1/3) of the total number of issued shares with voting rights shall be present, by a majority of the votes of the shareholders so present.	Article 17. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders having not less than one-third (1/3) of the voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders so present.
2. No cumulative voting shall be used for resolutions for the election of Directors of the Company.	2. (Same as existing)
Articles 21 - 30 (Description omitted)	Articles 18 - 27 (Same as existing)

(Election)	(Election)
Article 31. Statutory Auditors of the Company shall be elected at a General Meeting of Shareholders at which shareholders having not less than one-third (1/3) of the total number of issued shares with voting rights shall be present, by a majority of the votes of the shareholders so present.	Article 28. Statutory Auditors of the Company shall be elected at a General Meeting of Shareholders at which shareholders having not less than one-third (1/3) of the voting rights of all the shareholders shall be present, by a majority of the votes of the shareholders so present.
Articles 32 - 39 (Description omitted)	Article 29 - 36 (Same as existing)
(Dividends)	(Dividends)
Article 40. Dividends of the Company shall be paid to the shareholders or registered pledgees appearing in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing in the final register of fractional shares, as of the date of closing of accounts of each year.	Article 37. Dividends of the Company shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of the date of closing of accounts of each year.
(Interim dividends)	(Interim dividends)
Article 41. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing in the final register of fractional shares, as of September 30 of each year.	Article 38. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of September 30 of each year.
(Time of conversion of convertible bonds and dividends)	(To be deleted)
Article 42. The first dividend or interim dividend on shares issued upon conversion of convertible bonds to be issued by the Company and on fractional shares occurring therewith shall be paid on	

FILE No. 82-5176

(Translation)

June 27, 2002

NOTICE OF RESOLUTIONS OF THE 61ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 61st Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as described below.

Yours very truly,

Fuji Television Net work, Incorporated

Hisashi Hieda
Chairman and Representative Director

4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

Matters to be reported:

Report on the business report, balance sheet and statement of income for the 61st business year (from April 1, 2001 to March 31, 2002).

The particulars of the above financial statements were reported to the meeting.

Matters to be resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 61st business year

The proposition was approved and adopted as proposed.

The dividend at the end of the business year was determined to be an ordinary dividend of ¥450 and a special dividend of ¥850, totaling ¥1,300 per share (amounting to ¥1,750 per annum, together with an interim dividend of ¥450).

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed that part of the Articles of Incorporation be deleted and amended, pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, Etc." of Japan.

Proposition No. 3: Acquisition by the Company of its own shares

The proposition was approved and adopted as proposed that the Company be authorized to acquire its shares of common stock, not exceeding 50,000 shares, for the aggregate acquisition prices not exceeding ¥50 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No. 4: Granting of condolence money to the late Statutory Auditor Eishiro Saito

The proposition was approved and adopted that condolence money be paid to Statutory Auditor Eishiro Saito who passed away on April 22, 2002, in appreciation of services rendered by him while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the mutual consultation among the Statutory Auditors.

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Payment of dividends for the 61st business year

We enclose herewith a "Notice of Payment by Postal Transfer" and recommend that the payment of dividends for the 61st business year be received during the payment handling period (from June 28, 2002 to July 31, 2002) at any post office.

If you have already elected to receive payment of dividends by transfer to your bank account, please confirm the receipt of the payment as mentioned in a "Statement of Dividends" and a "Confirmation of Account to Receive Dividends" separately sent.

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